Exhibit 99.1

BOS Reports Second Quarter of the Year 2022 Financial Results

Growth of 12% in Revenues as compared to Second Quarter of 2021

RISHON LE ZION, Israel, August 23, 2022 – BOS Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC) reported its financial results for the second quarter of the year 2022.

Revenues for the second quarter of 2022 grew by 12% to $10.3 million from $9.2 million in the comparable quarter last year.

Gross profit margin for the second quarter of 2022 improved to 21.4%, compared to 17.3% in the comparable quarter last year.

Operating profit for the second quarter grew by 315% to $537,000 compared to an operating profit of $129,000 in the comparable quarter last year.

EBITDA for the second quarter increased to $652,000 from $207,000 in the comparable quarter last year.

Financial expenses for the second quarter of 2022 increased to $378,000 compared to a financial income of $13,000 in the comparable quarter last year. This increase in expenses is attributed to foreign exchange differences between the Israeli NIS and the US dollar.

As of June 30, 2022, we had $3.2 million of net assets linked to the Israeli NIS. The devaluation of the Israeli NIS against the US dollar by 10.2% during the second quarter of 2022 caused expenses in the amount of $320,000. Conversely, this devaluation reduced our operating expenses by approximately $40,000. The devaluation of the US dollar against the Israeli NIS commencing July 1, 2022, is expected to generate income from foreign exchange differences in the third quarter of 2022.

As a result of the above, net income for the second quarter of 2022 was $159,000 or $0.03 per basic share compared to a net income of $141,000 or $0.03 per basic share in the comparable quarter last year.

Eyal Cohen, BOS’s CEO stated: “I am encouraged by the growth of 27.6% in revenues and of 175% in operating profit in the first six months of the year 2022 as compared to the corresponding period last year. We have a relatively strong backlog that is expected to support this trend in the second half of 2022. This advances us towards meeting our financial targets for the year 2022, which are revenues of over $35 million (compared to $33.6 million in the year 2021) and net income in excess of $1 million (compared to a net income of $451,000 in the year 2021.)”

Ziv Dekel, BOS’s Chairman stated: “During the first half of 2022, the Company continued the execution of its turnaround process, which has led to encouraging financial results. Led by Eyal, BOS’ management is focused on growth initiatives, and is working diligently towards realizing its potential.”

BOS will host a conference call on Tuesday, August 23, 2022, at 9:00 a.m. EDT - 4:00 p.m., Israel Time. A question-and-answer session will follow management’s presentation.

To access the conference call, please dial one of the following numbers:

US: +1-888-281-1167, International: +972-3-9180644.

For those unable to listen to the live call, a replay of the call will be available the next day on the BOS website: www.boscom.com

About BOS

BOS provides services and systems for inventory production and management in three channels:

●	Services – The Supply Chain division provides inventory procurement and kitting.

●	Integration – the RFID division provides off-the-shelf software and equipment to track and manage inventory in the production floor and warehouse.

●	Development – the Intelligent Robotics division develops and builds custom-made robotic cells for industrial and logistic processes.

Contact:
Eyal Cohen, CEO
+972-542525925 | eyalc@boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with US GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, failure to successfully integrate and achieve the potential benefits of the acquisition of the business operations of Imdecol Ltd. (the Robotics business line) and of Dagesh Inventory Counting and Maintenance Ltd., inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the impact of the COVID-19 virus and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the US Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)

Revenues	$21,138	$16,557	$10,350	$9,229
Cost of revenues	16,667	13,274	8,130	7,626
Gross profit	4,471	3,283	2,220	1,603

Operating costs and expenses:
Research and development	87	114	36	54
Sales and marketing	2,340	1,929	1,176	977
General and administrative	999	877	471	443
Acquisition expenses	44	-	-	-
Total operating costs and expenses	3,470	2,920	1,683	1,474

Operating income	1,001	363	537	129
Financial income (expenses), net	(529)	(98)	(378)	13
Income before taxes on income	472	265	159	142
Taxes on income	-	(1)	-	(1)
Net income	$472	$264	$159	$141

Basic and diluted net income per share	$0.09	$0.05	$0.03	$0.03
Weighted average number of shares used in computing basic net income per share	5,395	5,188	5,538	5,219
Weighted average number of shares used in computing diluted net income per share	5,438	5,216	5,570	5,252
Number of outstanding shares as of June 30, 2022 and 2021	5,702	5,224	5,702	5,224

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30, 2022	December 31, 2021
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,120	$1,875
Restricted bank deposits	130	242
Trade receivables	10,039	9,209
Other accounts receivable and prepaid expenses	1,324	977
Inventories	5,618	5,567

Total current assets	18,231	17,870

LONG-TERM ASSETS	160	150

PROPERTY AND EQUIPMENT, NET	1,373	1,097

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	721	944

OTHER INTANGIBLE ASSETS, NET	548	20

GOODWILL	4,895	4,676

Total assets	$25,928	$24,757

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30, 2022	December 31, 2021
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	$573	$740
Operating lease liabilities, current	352	538
Trade payables	6,031	5,200
Employees and payroll accruals	992	996
Deferred revenues	422	917
Advances net of inventory in process	144	249
Accrued expenses and other liabilities	335	112

Total current liabilities	8,849	8,752

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	317	681
Operating lease liabilities, non-current	403	565
Long term deferred revenues	327	132
Accrued severance pay	249	280

Total long-term liabilities	1,296	1,658

TOTAL SHAREHOLDERS’ EQUITY	15,783	14,347

Total liabilities and shareholders’ equity	$25, 928	$24,757

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Six months ended June 30,		Three months ended June 30,
	2022	2021	2022	2021

Operating income	$1,001	$363	$537	$129
Add:
Amortization of intangible assets	45	10	31	5
Stock-based compensation	50	31	25	16
Depreciation	118	111	60	57
EBITDA	$1,214	$515	$653	$207

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
		Six months ended June 30, 2022

Revenues	$7,693	$12,873	$572	$-	$21,138

Gross profit (loss)	1,915	2,575	(19)	-	4,471

Allocated operating expenses	1,209	1,585	271	-	3,065

Acquisition expenses	44	-	-	-	44

Unallocated operating expenses*	-	-	-		361

Income (loss) from operations	$662	$990	$(290)	-	1,001

Financial expenses and tax on income					(529)

Net income					$472

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
		Six months ended June 30, 2021

Revenues	$6,322	$9,249	$1,036	$(50)	$16,557

Gross profit	1,553	1,699	31	-	3,283

Allocated operating expenses	1,112	1,148	336	-	2,596

Unallocated operating expenses*					324

Income (loss) from operations	$441	$551	$(305)		363

Financial expenses and tax on income					(99)

Net income					$264

*	Unallocated operating expenses include costs not specific to a particular segment but are general to the group, such as expenses incurred for insurance of directors and officers, public company fees, legal fees, and other similar corporate costs.

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
		Three months ended June 30, 2022

Revenues	$3,590	$6,366	$394	$-	$10,350

Gross profit	885	1,332	3	-	2,220

Allocated operating expenses	566	809	129	-	1,504

Unallocated operating expenses*				-	179

Income (loss) from operations	$319	$523	$(126)	-	537

Financial expenses and tax on income					378

Net income					$159

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
		Three months ended June 30, 2021

Revenues	$3,374	$5,295	$582	$(22)	$9,229

Gross profit (loss)	706	1,050	(153)	-	1,603

Allocated operating expenses	567	612	138	-	1,319

Unallocated operating expenses*					155
	-	-	-
Income (loss) from operations	$139	$438	$(291)	-	129

Financial income and tax on income					12

Net income					$141

*	Unallocated operating expenses include costs not specific to a particular segment but are general to the group, such as expenses incurred for insurance of directors and officers, public company fees, legal fees, and other similar corporate costs.